Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:



PIMCO Municipal Income Fund II
                                                                     Withheld
                                                      Affirmative    Authority
Re-election of Deborah A. DeCotis-Class II to serve until
the annual meeting for held during the 2019 fiscal year 56,246,959 1,642,633 Re-election of James A. Jacobson*-Class II to serve until
the annual Meeting held during the 2019 fiscal year      11,124          623

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, William B. Ogden, IV, Alan Rappaport, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.

*Preferred Share Trustee